EXHIBIT B

Amendment No. 9 to Transfer Agency and Service Agreement

This Amendment No. 9, dated June 29, 2018, to the Transfer Agency and Service Agreement (this “Amendment”), by and between Segall Bryant & Hamill Trust, a Massachusetts business trust (the “Trust”), and ALPS Fund Services, Inc., a Colorado corporation (“ALPS”), shall be as follows:

WHEREAS, the ALPS and the Trust entered into an Transfer Agency and Service Agreement dated October 13, 2003, as amended (the “Agreement”); and

WHEREAS, ALPS and the Trust wish to the provisions of Section 11.1 - Term of the Agreement in order to remove the requirement the parties to agree upon a Fee Schedule for the upcoming term no later than ninety (90) days before the expiration of the current term;

NOW THEREFORE,

1.	The Parties agree to delete Section 11.1 - Term and replace it with the new Section 11.1 - Term listed below, effective June 29, 2018:

11.1 Term. The term of this Agreement shall be three (3) years ("Initial Term") from the date first stated above unless terminated pursuant to the provisions of this Section 11. After the Initial Term, this Agreement will renew automatically after from year to year (each such renewal and the Initial Term, each a “Term”). This Agreement may be terminated by either party upon ninety (90) days' written notice to the other party. In the event of the termination of this Agreement, the terms of this Agreement shall continue in effect until the date that the Deconversion (defined below) of the Fund is completed.

Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect. Any items not herein defined shall have the meaning ascribed to them in the Agreement.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first set forth above.

SEGALL BRYANT & HAMILL TRUST		ALPS FUND SERVICES, INC.

By:	/s/ Jasper R. Frontz	By:	/s/ Jeremy O. May
Name:	Jasper R. Frontz	Name:	Jeremy O. May
Title:	Treasurer and Chief Compliance Officer	Title:	President